UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Mail Stop 6010

March 23, 2006

Richard E. Lundin, Chief Executive Officer

Da-Lite Screen Company, Inc.

3100 North Detroit Street

P. O. Box 137

Warsaw, Indiana 46581

Via U S Mail and FAX [(574) 372-1390]

Re:	Da-Lite Screen Company, Inc

Form 10-K for the fiscal year ended December 30, 2005

Forms 10-Q for fiscal 2005

File No. 333-116673

Dear Mr. Lundin:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Richard E. Lundin

Da-Lite Screen Company, Inc

March 23, 2006

Form 10-K for the fiscal year ended December 30, 2005

Financial Statements

Note 2, Notes Payable, Revolving Credit Agreement and Long-term Debt, page 31

1.	Please describe your consideration of the guarantor disclosure guidance set forth in S-X Rule 3-10.

As appropriate, please respond to this comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comment and provides the requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Richard E. Lundin

Da-Lite Screen Company, Inc

March 23, 2006

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comment. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerly,

/s/ Gary R. Todd
Gary R. Todd
Reviewing Accountant

March 29, 2006

By US Mail and Fax (202/772-9218)

Mr. Gary R. Todd

Reviewing Accountant

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Da-Lite Screen Company, Inc. (“Da-Lite”)

File No.: 333-116673

Dear Mr. Todd:

Reference is made to your comment letter dated March 23, 2006 (a copy of which is attached hereto) relating to Da-Lite’s Annual Report on Form 10-K for the year ended December 30, 2005 and its Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2005 (collectively, the “Filings”).

With respect to the sole comment raised in your letter, please be informed that Da-Lite’s notes have not been guaranteed by any subsidiary or other entity and, consequently, the requirements set forth in S-X Rule 3-10 are inapplicable at this time.

Da-Lite hereby acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in the Filings.

2.	Staff comments or changes to disclosure do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings.

3.	Da-Lite may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (574) 372-1310.

Very truly yours,

/s/ Jerry C. Young
Jerry C. Young

Enclosure

cc w/encl:     Ms. Jeanne Bennett

DA-LITE SCREEN COMPANY, INC.

3100 NORTH DETROIT STREET

POST OFFICE BOX 137, WARSAW, IN 46581-0137

574-267-8101 • FAX 574-267-7804

http://www.da-lite.com • e-mail:info@da-lite.com